INVEST IN **RILA**

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The First Social Real Estate Marketplace: New AI Platform Taking Home Finding into the Future


rila

ri.la Los Angeles CA

Technology

LEAD INVESTOR

Abdulrawof Reda

We believe that proptech Space is in need for new technologies to disrupt the status quo. After evaluation of several opportunities, we see Rila USA in a position to introduce these new technologies that solve customers pains and disrupt the industry. one of the things that got our attention is their AI/ML capabilities. It improves the customer journey and understand their tastes/needs. This is revolutionary and we feel glad to be part of Rila Inc.

Invested $300,000 this round & $1,000,000 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. 🏡 Founder is Wall Street Journal's Top 1000 Agents Nationwide, with $2B+ in real estate sales.
2. 🏡 Unique, proprietary solution in an antiquated $11B market desperate for innovation.
3. 🏡 $1.9 trillion in home sales annually in the U.S. alone.
4. 🏡 Featured in Forbes, Inman, and more.
5. 🏡 Extremely promising early market response with 3,400+ Rila accounts, 23,500+ posts broadcast.
6. 🏡 $23 billion online advertising spend, Real Estate category.
7. 🏡 $200,000.00 license revenue agreement just closed to power Dubai's white-hot real estate market.
8. 🏡 Advised by Guy Gal, CEO of unicorn Side Inc that just raised $150M making it a $1B valuation.

Our Team



Ben Bacal Founder/CEO

One of Wall Street Journal's Top 1000 Agents Nationwide with over $2 billion in real estate sales.



Brokered the largest sale ever recorded in Beverly Hills at $70 million, and the 4th largest sale in CA at $94 million.



Tori Cronin Director of Operations

Experienced operations leader in the real estate tech space, with a background in the fast-paced startup environment. Domain expert and licensed real estate agent.



Brandon Pimentel Director of Product

Background of multiple successful product launches in social, travel, and ecommerce spaces. Recipient of 4x awards for digital experiences—two W3 Awards and two Webby Awards.



Nick Keller Software Engineer

Experienced team leader with over a decade of expertise in architecture, problem solving, and software engineering.

Why Rila?

This Industry Can't Keep Up

The real estate industry is outdated and doesn't work for real estate agents or home buyers anymore. Agents wildly overspend in marketing for low-quality leads, while buyers spend time sifting through static property websites only to miss out on their perfect match as homes move faster than ever. Rila provides the cure...



Real estate agents overspend $6.4B in marketing for low-quality leads.
Houses are selling at record speed, and buyers are missing out on their perfect match.
Existing solutions are antiquated and use a one-size-fits-all approach.

rila. is the Solution

Through crowdsourced lead generation, Rila makes quality leads available to all agents—enabling them to grow their businesses for free. Rila also provides an unparalleled home-buyer experience (think Pinterest meets Stitch Fix) where

proprietary AI helps the right home find the right people—automatically.


for Agents:
• List properties in minutes for free.
• Generate free leads without a listing.
• Reach targeted buyers and renters.
for Buyers:
• True-to-life content that doesn't exist anywhere else.
• Make smart investment decisions by seeing which properties/ neighborhoods have the most activity.
• Find the right match with AI targeted to your nuanced needs.

Promising Early Market Response

We've demonstrated a clear demand for our solution, which shows that real estate agents and home buyers are tired of the outdated model of pricey real estate portals and monopolizing brokerage houses. Our Early Market Response speaks for itself:


Early Market Response
Public Beta
23,500+
posts broadcast
3,400+
Rila accounts
2,200+
listings created
12.1%
Stickiness (DAU/MAU)

Fast-Growing Real Estate Tech Market

The $11+ billion real estate tech market is growing faster than ever before, and we're disrupting this niche with a game changer for the 2 million agents spending $23 billion in online advertising and competing for $78 billion in commissions.


The Market Opportunity
US


$1.9 trillion
In home sales each year in the U.S.
$78 billion
In commissions
$23 billion
Online Advertising spend, Real Estate category
2 million agents
competing for the commission and attention of clients
200 million visitors
search real estate portals each month
Real Estate Tech
$11b+
TAM
Real Estate Marketing Tech
$6B
SAM
$2B
SOM
Our Market Opportunity

The rila. Experience is Making Waves

Forbes calls Rila the "Instagram of Real Estate," and our social-inspired user interface and crowdsourced content has been hailed as the app "where homes find you." Rila is the community-powered realty assistant that creates an unparalleled experience for agents and younger home-seekers alike.

> "The app that **gives agents an edge** with today's fresh listings"
>
> *Part Instagram, part Pinterest, property search gets social with Rila* | inman

> "**Rila is trailblazing a new path** as a market disruptor, bucking a system dominated by big brokerage houses and pricey real estate portals"
>
> *Is Rila Mobile App The Instagram of Real Estate?* | Forbes

Experienced Leadership

This team's list of accolades is miles long, but needless to say that the combination of global, award-winning, multi-patented industry expertise, along with extensive startup-to-IPO experience and multiple successful product launches, makes Rila the ultimate team to disrupt this stagnant industry.


Management Team
Building the future of real estate discovery


Ben Bacal
Founder / CEO
Top 1000 agents nationwide by Wall Street Journal.
Over $2 billion in real estate sales.
Largest sale recorded in Beverly Hills at $70 million.
4th largest sale in CA at $94 million (2019)
Brandon Pimentel
Director of Product
Led multiple successful product launches in social, travel, and e-commerce spaces.
4x awards for digital experiences; W3 Awards(2), Webby Awards(2).
Tori Cronin
Director of Operations
Experienced operations leader in the real estate tech space.
Domaine expert and licensed real estate agent.


Advisors
Experts in real estate, machine learning, and startup ventures.
Guy Gal
CEO at Side
Joshua Geist
CEO at Geminare

Robust Business Model

Rila's lead generation subscription service extends the free opportunities for real estate professionals and inherently provides an easy-to-scale, robust path of recurring revenue for Rila and our investors.


Business Model
Revenue
$29.99/mo +
Subscriptions
Starter plan for $29.99/mo
Pro plan $49.99/mo
Elite plan $ 74.99/mo
$
$9.99+
In-App Purchases
RilaMatch™ 5 pack for $9.99
RilaMatch™ 15 Pack $24.99
RilaMatch™ 30 Pack for $39.99

Clear Competitive Advantage

Our first-of-its-kind, proprietary software, which we call RilaMatch™, takes 6.4 billion data points monthly and turns them into quality leads for agents, and unique property matches for home buyers. This system uses a combination of AI and computer vision to provide a whole new real estate discovery experience.


We capture new behavioral and visual inputs and convert that data into actionable preference signals
(all 6.4 billion data points per month)


User "Likes" a Post
Bed
King Size Bed
Lamp
Modern Style
N/A
Room Type Classifier
Bedroom
Finalized List of Attributes
Achromatic Gray (+n)
Beige (+n)
Dark Walnut (+n)
Wood Floors (+n)
Traditional (+n)
Modern (+n)
Bedroom (+n)

Rila makes sense of this data by using a completely novel process that understands these signals through artificial intelligence and computer vision. We call it RilaMatch™.

What's next?

Our goals for the next 24 months include creating 50,000 user preference profiles and generating over $1 million in revenue, which we'll use to continue to build and train our proprietary machine learning and AI models, and grow our user base in Southern California and eventually in other US markets (projections are not guaranteed).

Revenue Opportunity

The models inherent network effects project a clear path to revenue.


Revenue
$176,160
$1,576,806
$3,835,612
$9,383,694
$20,437,346

	2021	2022	2023	2024	2025
Professional	39k	70k	199k	449k	904k
Consumers	51k	156k	280k	399k	569k
Total Users	**91k**	**226k**	**479k**	**849k**	**1.4m**

Forward-looking projections cannot be guaranteed.

Why Invest Now?

The real estate tech industry is growing fast, and with the increasing digitalization, proprietary tech investments will grow even faster ($23.8B invested in 2020 alone!) Invest in Rila and modernize this stagnant industry. Let's make finding a new home an incredible experience to everyone involved.

> "Now, one thing I tell everyone is...real estate provides the **highest returns,** the **greatest values,** and the **least risk.**"
>
> *Armstrong Williams, entrepreneur*


Invest Now
rila.

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